Exhibit 99.4

FORM OF

BROKER LETTER TO CLIENTS WHO ARE BENEFICIAL

HOLDERS SINTX TECHNOLOGIES, INC.

Subscription Rights to Purchase Units

Offered Pursuant to Subscription Rights Distributed to Stockholders and Holders of Participating Warrants of

SINTX Technologies, Inc.

September 26, 2022

To Our Clients:

This letter is being distributed to our clients who are holders of SINTX Technologies, Inc. (the “Company”) common stock, $0.01 par value per share (the “Common Stock”), Series B Preferred Stock, $0.01 par value per share (“Series B Preferred”), Series C Preferred Stock, $0.01 par value (“Series C Preferred Stock”), or are holders of certain outstanding common stock warrants (the “Participating Warrants”) as of 5:00 p.m., Eastern Time, on September 23, 2022, the record date, in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights to subscribe for and purchase units. Each unit entitles the holder to (A) one share of the Company’s Series D Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), with each share of Preferred Stock convertible into shares of Common Stock at a price equal to 90% of the lowest closing price for a share of Common Stock as quoted on the Nasdaq Capital Market, during the five (5) trading days prior to and including October 12, 2022 (the “Conversion Price”), (B) a number of warrants expiring five years from the date of issuance equal to the quotient obtained by dividing $1,000 by the Conversion Price, (the “Class A Warrants”), and (c) a number of warrants expiring three years from the date of issuance equal to the quotient obtained by dividing $1,000 by the Conversion Price, (the “Class B Warrants” and together with the Class A Warrants, the “Warrants”). Each warrant will be exercisable for one share of Common Stock. The subscription rights and units are described in the prospectus dated September 23, 2022 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing subscription rights to subscribe for up to 10,000 units on the terms and subject to the conditions described in the prospectus, at a subscription price of $1,000 per unit.

The subscription rights may be exercised at any time during the subscription period, which commences on September 26, 2022 and ends at 5:00 p.m., Eastern Time, on October 12, 2022, the expiration date, unless extended by the Company in its sole discretion for up to an additional 45 days (the “Expiration Date”).

As described in the Prospectus, holders will receive one subscription right for every share of Common Stock owned or deemed owned or underlying the Series B Preferred Stock, Series C Preferred Stock, or Participating Warrants held on the record date, evidenced by non-transferable subscription rights certificates. Each subscription right entitles the holder to purchase one unit at the subscription price, which we refer to as the basic subscription right. Unless we otherwise agree in writing, a person or entity, together with related persons or entities, may not exercise subscription rights (including over-subscription privileges) to purchase units that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning in excess of 19.99% of our issued and outstanding shares of common stock following the closing of the transactions contemplated by this Rights Offering.

Based on 24,727,495 shares of common stock outstanding as of August 31, 2022, 19,306 shares of common stock issuable upon conversion of 26 shares of Series B Preferred Stock, 33,753 shares of common stock issuable upon conversion of 50 shares of Series C Preferred Stock, and 1,115,729 shares of common stock issuable upon exercise of Participating Warrants, the Company would grant subscription rights to acquire 25,896,283 units but will only accept subscriptions for 10,000 units. Accordingly, sufficient units may not be available to honor your subscription in full. If exercises of basic subscription rights exceed the number of units available in the Rights Offering, the Company will allocate the available units pro-rata among the record holders exercising the basic subscription rights in proportion to the number of shares of Common Stock each of those record holders owned or are deemed to hold on the record date, relative to the number of shares owned or deemed to be held on the record date by all record holders exercising the basic subscription right. If this pro-rata allocation results in any record holders receiving a greater number of units than the record holder subscribed for pursuant to the exercise of the basic subscription rights, then such record holder will be allocated only that number of units for which the record holder subscribed, and the remaining units will be allocated among all other record holders exercising their basic subscription rights on the same pro rata basis described above. The proration process will be repeated until all units have been allocated. If for any reason the amount of units allocated to you is less than you have subscribed for, then the excess funds held by the subscription agent on your behalf will be returned to you, without interest, as soon as practicable after the Rights Offering has expired and all prorating calculations and reductions contemplated by the terms of the Rights Offering have been effected, and the Company will have no further obligations to you.

Holders who fully exercise their basic subscription right will be entitled to subscribe for additional units that remain unsubscribed as a result of any unexercised basic subscription right (the “Over-Subscription Privilege”). Subject to stock ownership limitations described in the prospectus, if sufficient units are available, all Over-Subscription Privilege requests will be honored in full. If Over-Subscription Privilege requests for units exceed the remaining units available, the remaining units will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock owned or deemed to be owned or underlying the Series B Preferred Stock, Series C Preferred Stock, or Participating Warrants held as of the record date by all holders exercising the Over-Subscription Privilege. If this pro rata allocation results in any holder receiving a greater number of units than the holder subscribed for, then such holder will be allocated only the number of units for which the holder oversubscribed, and the remaining units will be allocated among all holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all units have been allocated.

The Company will not issue fractional shares or warrants. Fractional shares or warrants resulting from the exercise of the basic subscription rights and the Over-Subscription Privileges will be eliminated by rounding down to the nearest whole unit. Any excess subscription payment received by the subscription agent will be returned, without interest or penalty, within 10 business days following the expiration of the Rights Offering.

Enclosed are copies of the following documents:

1.	Prospectus;
1.	Form of Beneficial Owner Election Form; and
2.	Instructions As to Use of subscription rights certificates.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK, SERIES B PREFERRED STOCK, SERIES C PREFERRED STOCK, OR PARTICIPATING WARRANTS HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any units to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed prospectus and other materials. However, we urge you to read the prospectus and other enclosed materials carefully before instructing us to exercise your subscription rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise subscription rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., Eastern Time, on the Expiration Date. You are encouraged to forward your instructions to us before the Expiration Date to allow us ample time to act upon your instructions. A holder cannot revoke the exercise of a subscription right.

If you wish to have us, on your behalf, exercise the subscription rights for any units to which you are entitled, please so instruct us by timely completing, executing, and returning to us the Beneficial Owner Election Form enclosed with this notice.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO the Information Agent, D.F. King & Co., Inc., toll free at (866) 620-2536.